Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-10

REGISTRATION STATEMENT

UNDER THE

SECURITIES ACT OF 1933

BARRICK GOLD CORPORATION

(Exact name of Registrant as specified in its charter)

Ontario	1040	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Brookfield Place, TD Canada Trust Tower, Suite 3700

161 Bay Street, P.O. Box 212

Toronto, Ontario Canada M5J 2S1

(416) 861-9911

(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System

111 Eighth Avenue, New York, NY 10011

(212) 590 9070

(Name, address and telephone number of agent for service in the United States)

Copies to:

Richard Hall Andrew J. Pitts Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York, USA 10019-7475 (212) 474-1000	Kevin Thomson Davies Ward Phillips & Vineberg LLP 155 Wellington Street West Toronto, Ontario, Canada M5V 3J7 (416) 863-0900	Christopher W. Morgan Skadden, Arps, Slate, Meagher & Flom LLP 222 Bay Street, Suite 1750 P.O. Box 258 Toronto, Ontario, Canada M5K 1J5 (416) 777-4700	Douglas R. Marshall Osler, Hoskin & Harcourt LLP P.O. Box 50, Suite 6100 1 First Canadian Place Toronto, Ontario, Canada M5X 1B8 (416) 362-2111

Approximate date of commencement of proposed sale of the securities to the public:

As soon as practicable after this Registration Statement becomes effective.

Province of Ontario, Canada

(Principal jurisdiction regulating this offering)

It is proposed that this filing shall become effective (check appropriate box):

A. ☐	Upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada).

B. ☒	At some future date (check the appropriate box below):

1. ☐	pursuant to Rule 467(b) on ( ) at ( ) (designate a time not sooner than 7 calendar days after filing).

2. ☐	pursuant to Rule 467(b) on ( ) at ( ) (designate a time 7 calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on ( ).

3. ☐	pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the Registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.

4. ☒	after the filing of the next amendment to this Form (if preliminary material is being filed).

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee (1)
Common Shares			US$3,500,000,000	US$450,800

(1)	Calculated pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registration Statement shall become effective as provided in Rule 467 under the Securities Act of 1933, as amended, or on such date as the Commission, acting pursuant to Section 8(a) of the Act, may determine.

PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Information contained herein is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

SUBJECT TO COMPLETION, DATED OCTOBER 31, 2013

BARRICK GOLD CORPORATION

US$

Common Shares

This offering (“Offering”) of common shares (“Common Shares” of Barrick Gold Corporation (“Barrick”) consists of Common Shares at a price of US$             per Common Share.

The Common Shares are listed on the Toronto Stock Exchange (the “TSX”) and on the New York Stock Exchange (the “NYSE”) under the trading symbol “ABX”. On October 30, 2013, the last reported sale price for a Common Share was Cdn.$21.55 on the TSX and US$20.50 on the NYSE.

All dollar amounts in this prospectus are in United States dollars, unless otherwise indicated. See “Exchange Rate Information”.

Investing in the Common Shares involves significant risks. You should carefully review and evaluate certain risk factors before purchasing the Common Shares. See “Risk Factors”, beginning on page 1 of this prospectus.

	Per Share	Total
Public Offering Price	US$	US$
Underwriters’ Fee	US$	US$
Proceeds, before expenses, to Barrick	US$	US$

We have granted to RBC Dominion Securities Inc. (“RBCDS”), Barclays Capital Canada Inc. (“Barclays”) and GMP Securities L.P. (“GMP”, and together with RBCDS and Barclays, the “Underwriters”), a 30-day option from the closing date of this Offering (the “Closing Date”) to purchase up to an additional Common Shares to cover over-allotments, if any, and for market stabilization purposes (the “Over-Allotment Option”).

Delivery of the Common Shares is expected to occur on or about         , 2013.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION, THE ONTARIO SECURITIES COMMISSION NOR ANY STATE OR OTHER SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE COMMON SHARES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

We are permitted, under a multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus in accordance with Canadian disclosure requirements. Prospective purchasers in the United States should be aware that such requirements are different from those of the United States. Financial statements included or incorporated herein, if any, have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Owning the Common Shares may subject you to tax consequences both in the United States and Canada. Such tax consequences may not be described fully herein. See “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations” beginning on page 11 of this prospectus.

Your ability to enforce civil liabilities under United States federal securities laws may be affected adversely by the fact that Barrick is a corporation existing under the laws of the Province of Ontario, Canada, some of the officers and directors of Barrick and some of the experts named in this prospectus are residents of Canada, and a majority of Barrick’s assets and the assets of those officers, directors and experts are located outside of the United States.

Joint Book-Running Managers

RBC Capital Markets	Barclays	Griffiths McBurney Corp. as agent affiliate for GMP Securities L.P.

The date of this prospectus is                      , 2013

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS

You should rely only on the information contained in this Prospectus or incorporated by reference in this Prospectus. We have not, and the Underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the Underwriters are not, making an offer to sell the Common Shares in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this Prospectus or in any document incorporated or deemed to be incorporated by reference in this Prospectus is accurate only as of the respective date of the document in which such information appears.

Barrick presents its financial statements in U.S. dollars and its financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise indicated, financial information included or incorporated by reference in this Prospectus has been prepared in accordance with IFRS. As a result, certain financial information included or incorporated by reference in this Prospectus may not be comparable to financial information prepared by companies in the United States.

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The Interim Financial Statements (as defined below) have been prepared following the adoption of certain new accounting standards as issued by the IASB effective January 1, 2013. These new accounting standards are not the same accounting standards used to prepare the Annual Financial Statements (as defined below). In addition, the Interim Financial Statements reflect the impact of discontinued operations. Please refer to note 2B of the Interim Financial Statements for details of the impact of these new accounting standards and discontinued operations on the statements of income and cash flow for the year ended December 31, 2012.

In this Prospectus, references to “Barrick”, “we”, “us” and “our” refer to Barrick Gold Corporation and/or, as applicable, one or more of its subsidiaries.

Unless otherwise indicated, all references to “$”, “US$” or “dollars” in this Prospectus refer to United States dollars. References to “Cdn.$” in this Prospectus refer to Canadian dollars. See “Exchange Rate Information”.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained or incorporated by reference in this Prospectus, including any information as to our strategy, plans or future financial or operating performance constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe,” “expect,” “anticipate,” “contemplate,” “target,” “plan,” “intend,” “continue,” “budget,” “estimate,” “may,” “will,” “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel and electricity); changes in national and local government legislation, taxation, controls, regulations, expropriation or nationalization of property, and political or economic developments in Canada, the United States, Dominican Republic, Australia, Papua New Guinea, Chile, Peru, Argentina, Tanzania, Zambia, Saudi Arabia, United Kingdom, Pakistan or Barbados or other countries in which we do or may carry on business in the future; diminishing quantities or grades of reserves; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; adverse changes in our credit ratings; the impact of inflation; fluctuations in the currency markets (such as Canadian and Australian dollars, Chilean and Argentinean pesos, British pound, Peruvian sol, Zambian kwacha, South African rand, Tanzanian schilling and Papua New Guinean kina versus U.S. dollar); operating or technical difficulties in connection with mining or development activities; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits; contests over title to properties, particularly title to undeveloped properties; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; changes in U.S. dollar interest rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); litigation; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions or complete divestitures; employee relations; availability and increased costs associated with mining inputs and labor; and the organization of our African gold operations and properties under a separate listed company. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold/copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this Prospectus are qualified by these cautionary statements. Specific reference is made to “Narrative Description of the Business — Mineral Reserves and Mineral Resources” and “Risk Factors” in the Annual Information Form (as defined below), and to the Annual Management’s Discussion and Analysis (as defined below) and the Interim Management’s Discussion and Analysis (as defined below), each of which is incorporated by reference herein, and to the section “Risk Factors” in this Prospectus, for a discussion of some of the factors underlying forward-looking statements. Barrick disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

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NOTICE REGARDING PRESENTATION

OF OUR MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

Our mineral reserves and mineral resources have been calculated in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)), as interpreted by the Staff of the U.S. Securities and Exchange Commission (the “SEC”), applies different standards in order to classify mineralization as a reserve. Accordingly, for U.S. reporting purposes, as at December 31, 2012, approximately 1.98 million ounces of reserves at Pueblo Viejo (Barrick’s 60% interest) are classified as mineralized material. In addition, while the terms “measured,” “indicated” and “inferred” mineral resources are required pursuant to NI 43-101, the SEC does not recognize such terms. Canadian standards differ significantly from the requirements of the SEC, and mineral resource information contained herein and in the documents incorporated herein by reference is not comparable to similar information regarding mineral reserves disclosed in accordance with the requirements of the SEC. Investors should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. In addition, investors are cautioned not to assume that any part or all of our mineral resources constitute or will be converted into reserves. Accordingly, information contained in this Prospectus and in the documents incorporated by reference herein, containing descriptions of Barrick’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting requirements of United States Federal securities laws and the rules and regulations thereunder.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

Barrick is a corporation existing under the laws of the Province of Ontario, Canada. A majority of our assets are located outside of the United States. In addition, some of our directors and officers and most of the experts named in this Prospectus are resident outside the United States, and a majority of their assets are located outside of the United States. As a result, it may be difficult for United States investors to effect service of process within the United States upon those directors, officers or experts who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liability of such directors, officers or experts under United States federal securities laws. We have been advised by Davies Ward Phillips & Vineberg LLP, our Canadian counsel, that there may be some doubt whether a judgment of a U.S. court predicated solely upon civil liability provisions of United States federal securities laws would be enforceable in Ontario. We have also been advised by such counsel that there is substantial doubt whether an action could be brought in Ontario in the first instance on the basis of liability predicated solely upon United States federal securities laws.

We have filed with the SEC, concurrently with the filing of the registration statement on Form F-10 relating to this Offering, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed CT Corporation System as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving us in a United States court arising out of or related to or concerning this Offering.

Rick Sims and David Londono, each a “qualified person” for purposes of Canadian securities legislation who has prepared or supervised the preparation of certain scientific and technical information contained or incorporated by reference in this Prospectus, and certain of Barrick’s directors reside outside of Canada. Donald J. Carty, Gustavo Cisneros, Brett Harvey, Dambisa Moyo, Steven Shapiro and John L. Thornton (each a director of Barrick resident outside of Canada), have appointed Barrick Gold Corporation, Brookfield Place, TD Canada Trust Tower, Suite 3700, 161 Bay Street, P.O. Box 212, Toronto, Ontario, Canada, M5J 2S1, as agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if such person has appointed an agent for service of process.

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EXCHANGE RATE INFORMATION

The following table sets forth, for each of the periods indicated, the period end noon exchange rate, the average noon exchange rate and the high and low noon exchange rates of one United States dollar in exchange for Canadian dollars as reported by the Bank of Canada.

	Year ended December 31,			Nine months ended
	2012	2011	2010	September 30, 2013
	(expressed in Canadian dollars)
High	1.0418	1.0604	1.0778	1.0576
Low	0.9710	0.9449	0.9946	0.9839
Average	0.9996	0.9891	1.0299	1.0235
Period End	0.9949	1.0170	0.9946	1.0285

The noon exchange rate on October 30, 2013, as reported by the Bank of Canada for the conversion of United States dollars into Canadian dollars was $1.00 equals Cdn.$1.0456.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents of Barrick, filed with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada and filed with or furnished to the SEC, are specifically incorporated by reference in this Prospectus:

(a)	the annual information form dated as of March 28, 2013 (the “Annual Information Form”), for the year ended December 31, 2012;

(b)	the annual audited consolidated financial statements for the year ended December 31, 2012, including consolidated balance sheets as at December 31, 2012 and December 31, 2011 and the consolidated statements of income, comprehensive income, cash flow and changes in equity for each of the years in the two-year period ended December 31, 2012, and related notes (the “Audited Financial Statements”), together with the independent auditors’ report thereon;

(c)	management’s discussion and analysis in respect of the Audited Financial Statements (the “Annual Management’s Discussion and Analysis”);

(d)	the management proxy circular dated March 18, 2013, in connection with the annual meeting of Barrick’s shareholders held on April 24, 2013;

(e)	the interim unaudited consolidated financial statements of Barrick for the three- and nine-months ended September 30, 2013, including consolidated balance sheets as at September 30, 2013 and December 31, 2012, the consolidated statements of income, comprehensive income and cash flow for each of the three- and nine-month periods ended September 30, 2013 and September 30, 2012, and consolidated statement of changes in equity for the nine-month periods ended September 30, 2013 and September 30, 2012, and related notes (the “Interim Financial Statements”);

(f)	management’s discussion and analysis in respect of the Interim Financial Statements (the “Interim Management’s Discussion and Analysis”);

(g)	the material change report dated May 13, 2013, regarding the pricing and closing of the sale of $650 million aggregate principal amount of 2.50% notes due 2018 and $1.5 billion aggregate principal amount of 4.10% notes due 2023 of Barrick , as well as the sale of $850 million aggregate principal amount of 5.75% notes due 2043 of Barrick North America Finance LLC;

(h)	the material change report dated May 17, 2013, regarding the announcement of an agreement in principle between Pueblo Viejo Dominicana Corporation and the Government of the Dominican Republic, concerning amendments to the Pueblo Viejo Special Lease Agreement;

(i)	the material change report dated June 3, 2013, regarding the receipt by Barrick of a resolution from Chile’s Superintendencia del Medio Ambiente (Chile’s environmental agency) that requires Barrick to complete Pascua-Lama’s water management system in accordance with the project’s environmental permit before resuming construction activity in Chile, as well as the imposition of an administrative fine for deviations from certain requirements of the project’s Chilean environmental approval; and

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(j)	the material change report dated July 5, 2013, regarding updates to the Pascua-Lama project in Chile and Argentina with respect to construction re-sequencing, capital expenditures and impairment testing.

Any annual information form, annual financial statements (including the auditors’ report thereon), interim financial statements, management’s discussion and analysis, material change report (excluding any confidential material change report), business acquisition report or information circular or amendments thereto that Barrick files with any securities commission or similar regulatory authority in Canada after the date of this Prospectus and prior to the termination of this Offering will be incorporated by reference in this Prospectus and will automatically update and supersede information contained or incorporated by reference in this Prospectus. In addition, any documents filed or furnished by Barrick with the SEC pursuant to Section 13(c), 14 or 15(d) of the Exchange Act or submitted to the SEC pursuant to Rule 12g3-2(b) under the Exchange Act, after the date of this Prospectus and prior to the termination of this Offering, shall be deemed to be incorporated by reference into this Prospectus and the registration statement of which this Prospectus forms a part from the date of filing or furnishing of such documents (in the case of any Report on Form 6-K, if and to the extent expressly set forth in such report).

Any statement contained in a document incorporated or deemed to be incorporated by reference herein or contained in this Prospectus shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed or furnished document which is or is deemed to be incorporated by reference herein modifies or supersedes that statement. Any statement so modified or superseded shall not constitute a part hereof except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

WHERE YOU CAN FIND MORE INFORMATION

Barrick will provide to each person to whom this Prospectus is delivered, without charge, upon request to the Secretary of Barrick at Brookfield Place, TD Canada Trust Tower, Suite 3700, P.O. Box 212, 161 Bay Street, Toronto, Ontario, Canada, M5J 2S1, (416) 861-9911, copies of the documents incorporated by reference in this Prospectus. We do not incorporate by reference in this Prospectus any of the information on, or accessible through, our website or any of the websites listed below.

Barrick files certain reports with, and furnishes other information to, each of the SEC and the provincial and territorial securities regulatory authorities of Canada. Barrick’s SEC file number is 1-9059. Under a multi-jurisdictional disclosure system adopted by the United States and Canada, such reports and other information may be prepared in accordance with the disclosure requirements of the provincial and territorial securities regulatory authorities of Canada, which requirements are different from those of the United States. As a foreign private issuer, Barrick is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and Barrick’s officers and directors are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. Barrick’s reports and other information filed with or furnished to the SEC since June 2002 are available, and Barrick’s reports and other information filed or furnished in the future with or to the SEC will be available, from the SEC’s Electronic Document Gathering and Retrieval System (“EDGAR”) at http://www.sec.gov, as well as from commercial document retrieval services. You may also read (and by paying a fee, copy) any document Barrick files with or furnishes to the SEC at the SEC’s public reference room in Washington, D.C. (100 F Street N.E., Washington, D.C. 20549). Please call the SEC at 1-800-SEC-0330 for more information on the public reference room. You may also inspect Barrick’s SEC filings at the NYSE, 20 Broad Street, New York, New York 10005. Barrick’s Canadian filings are available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at http://www.sedar.com.

Barrick has filed with the SEC under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), a registration statement on Form F-10 relating to the securities being offered hereunder, of which this Prospectus forms a part. This Prospectus does not contain all of the information set forth in such registration statement, certain items of which are contained in the exhibits to the registration statement as permitted or required by the rules and regulations of the SEC. Items of information omitted from this Prospectus but contained in the registration statement will be available on the SEC’s website at http://www.sec.gov.

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RISK FACTORS

Before deciding to purchase Common Shares in the Offering, prospective purchasers should carefully consider the risks and uncertainties described below and under the heading “Risk Factors” in the Annual Information Form, which is incorporated by reference herein, as well as the other information contained in or incorporated by reference in this Prospectus. These risks and uncertainties are not the only ones that we are facing. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any such risks actually occur, our business, financial condition and operating results could be materially harmed.

Risks and Other Considerations Related to this Offering

The Common Shares are Subject to Market Price Volatility

The market price of the Common Shares may be adversely affected by a variety of factors relating to our business, including fluctuations in our operating and financial results, the results of any public announcements made by us, our failure to meet analysts’ expectations and changes in gold, copper and other commodity prices. In addition, the market price and trading volume of securities of mining companies have experienced substantial volatility in the past, sometimes based on factors unrelated to the financial performance or prospects of the companies involved. These factors include general fluctuations in the stock market, changes in global financial markets, general market conditions, changes in gold, copper and other commodity prices, macroeconomic developments in the countries where such companies carry on business and globally and market perceptions of the attractiveness of particular industries. The trading price of the Common Shares has been volatile. During the period from January 1, 2011 to October 30, 2013, the last reported closing sale price of the Common Shares has been as high as Cdn.$54.61 and as low as Cdn.$14.57 per share on the TSX and as high as $55.63 and as low as $13.76 per share on the NYSE. See “Market for Securities”. The stock markets in general have recently experienced extreme volatility. This volatility may adversely affect the market price of the Common Shares. The market price of the Common Shares is also likely to be significantly affected by changes in precious metal prices and other mineral prices, currency exchange fluctuations and the political and regulatory environment in the countries in which we do business and globally.

Potential Dilution

Our articles of amalgamation allow us to issue an unlimited number of Common Shares for such consideration and on such terms and conditions as shall be established by our Board of Directors, in many cases, without the approval of our shareholders. As part of this Offering (assuming the Over-Allotment Option is exercised in full), we expect to issue up to — Common Shares. In addition, as at September 30, 2013, there were 7,446,667 Common Shares issuable upon the exercise of outstanding stock options of Barrick at prices ranging from Cdn.$18.09 to Cdn.$29.60 and $19.81 to $54.83. We may issue additional Common Shares in subsequent public or private offerings (including through the sale of securities convertible into or exchangeable for Common Shares) and on the exercise of stock options or other securities exercisable for Common Shares. We may also issue Common Shares to finance future acquisitions and other projects or in connection with the establishment or development of strategic relationships. Any such future issuances of Common Shares could be significant and we cannot predict the effect that future issuances and sales of Common Shares will have on the market price of the Common Shares. Issuances of a substantial number of additional Common Shares, or the perception that such issuances could occur, may adversely affect prevailing market prices for our Common Shares. With any additional issuance of Common Shares, investors will suffer dilution to their voting power and we may experience dilution in our earnings per share.

Dividends

Holders of Common Shares are entitled to receive dividends if, as and when declared by our Board of Directors out of funds legally available for such payments. The Business Corporations Act (Ontario) provides that a corporation may not declare or pay a dividend if there are reasonable grounds for believing that the corporation is, or would be after the payment of the dividend, unable to pay its liabilities as they become due or the realizable value of its assets would thereby be less than the aggregate of its liabilities and stated capital of all classes of shares of its capital. Furthermore, holders of Common Shares may be subject to the prior dividend rights of holders of our preferred shares, if any, then outstanding. Our ability to pay dividends will be subject to our future earnings, capital requirements and financial condition, as well as compliance with covenants and financial ratios relating to existing or future indebtedness. Although Barrick has in recent years generally declared quarterly cash dividends on the Common Shares, the Board of Directors determined following the second quarter of 2013 to reduce Barrick’s quarterly dividend. There can be no assurance that our Board of Directors will elect to pay future dividends on our Common Shares. See “Dividend Policy”.

Use of Proceeds

Barrick’s management has broad discretion over the use of the net proceeds of this Offering, as well as over the timing of the expenditure of such net proceeds. The actual amount spent by Barrick on the currently intended use of proceeds may vary significantly from the amounts disclosed under “Use of Proceeds”. Barrick may not complete the Proposed Tender Offer (as defined below) and we cannot assure you that a significant principal amount of the notes offered to be purchased in the Proposed Tender Offer will be tendered into such offer. In addition, there may be other circumstances, including as a result of fluctuations in the spot and forward prices of gold and copper or because of changes in Barrick’s operating and capital needs, which may cause Barrick’s management to vary the use of the net proceeds of the Offering.

BARRICK

Overview

We are a leading international gold company. Barrick entered the gold mining industry in 1983 and is now the leading gold mining company in the world in terms of production and reserves. We have operating mines and projects in Canada, the United States, Dominican Republic, Australia, Papua New Guinea, Peru, Chile, Argentina, Saudi Arabia, Zambia and Tanzania. Our principal products and sources of earnings are gold and copper.

Barrick is a corporation governed by the Business Corporations Act (Ontario) resulting from the amalgamation, effective July 14, 1984, under the laws of the Province of Ontario, of Camflo Mines Limited, Bob-Clare Investments Limited and the former Barrick Resources Corporation. By articles of amendment effective December 9, 1985, Barrick changed its name to American Barrick Resources Corporation. Effective January 1, 1995, as a result of an amalgamation with a wholly-owned subsidiary, Barrick changed its name from American Barrick Resources Corporation to Barrick Gold Corporation. In connection with its acquisition of Placer Dome Inc., Barrick amalgamated with Placer Dome Inc. pursuant to articles of amalgamation dated May 9, 2006. On January 1, 2009, Barrick amalgamated with its wholly-owned subsidiary, Arizona Star Resource Corp. Barrick’s head and registered office is located at Brookfield Place, TD Canada Trust Tower, Suite 3700, 161 Bay Street, P.O. Box 212, Toronto, Ontario, Canada, M5J 2S1.

Recent Developments

On October 31, 2013, Barrick announced its third quarter financial results with net earnings of $0.17 billion ($0.17 per share), adjusted net earnings of $0.58 billion ($0.58 per share), operating cash flow of $1.23 billion and adjusted operating cash flow of $1.30 billion. At September 30, 2013, Barrick had cash and equivalents of $2.3 billion and $4.0 billion available under its credit facility.

During the third quarter, Barrick had gold production of 1.85 million ounces with cost of sales applicable to gold of $1.54 billion and all-in sustaining costs (“AISC”) of $916 per ounce and copper production of 139 million pounds with cost of sales applicable to copper of $0.25 billion and C3 fully allocated costs of $2.15 per pound. Full year gold production is now expected to be at the low end of the original 7.0-7.4 million ounce guidance range due to the sale of the Yilgarn South mines in Australia. Full year cost of sales applicable to gold is expected to be $6.1 - $6.5 billion and AISC are expected to be within the recently reduced guidance range of $900-$975 per ounce. Full year copper production guidance has increased to 520-550 million pounds, cost of sales applicable to copper is expected to be $1.1 - $1.2 billion and C1 cash costs and C3 fully allocated cost guidance has been reduced to $1.90- $2.00 per pound and $2.40-$2.60 per pound, respectively.

Barrick also announced its decision to temporarily suspend construction activities at the Pascua-Lama Project, except those required for environmental protection and regulatory compliance. As a result of this decision, previous capital expenditure guidance for 2014 is now expected to be reduced by up to $1.0 billion.

Barrick’s high quality portfolio includes five mines in the Americas that contributed approximately 55% of the Company’s gold production in the first nine months of 2013.

Performance for the nine months ending September 30, 2013
Mine	Cortez	Goldstrike	Lagunas Norte	Veladero	Pueblo Viejo
Production(1)	1,093 Koz	650 Koz	411 Koz	499 Koz	331 Koz
AISC	$416/oz	$955/oz	$633/oz	$785/oz	$743/oz

(1)	Barrick’s share of production.

Since the Company’s 2013 annual meeting, various directors of Barrick have engaged in discussions with Barrick’s institutional shareholders to understand their perspectives on Barrick’s compensation practices and governance arrangements. The Board is addressing the issues that have been raised with our directors, which include modification of the Company’s executive compensation arrangements and the rejuvenation of the Board through a combination of departures from the Board and the addition of independent directors. The Company’s intention is to update the market before year end on these initiatives.

Certain of the financial performance measures included above are non-GAAP measures. A discussion of non-GAAP financial performance measures used by us, as well as a reconciliation of such measures to the more directly comparable IFRS measures, can be found under the heading “Non-GAAP Financial Performance Measures” in the Interim Management’s Discussion and Analysis incorporated by reference in this Prospectus.

CONSOLIDATED CAPITALIZATION

The following table sets forth the cash and cash equivalents and the consolidated capitalization of Barrick as at September 30, 2013, the date of Barrick’s most recently filed financial statements, and as at such date after giving effect to the Offering (assuming no exercise of the Over-Allotment Option), as though the Offering had been completed on such date. The table should be read in conjunction with the Audited Financial Statements, the Interim Financial Statements, the Annual Management’s Discussion & Analysis and the Interim Management’s Discussion & Analysis, each of which is incorporated by reference herein. See “Documents Incorporated by Reference”.

	As at September 30, 2013
	Actual	As Adjusted(1)
	(in millions of United States dollars)
Cash and cash equivalents	$2,283		$—

Long-term debt (2)	14,571	—

Total equity
Capital stock (Common Shares authorized: unlimited; outstanding as at September 30, 2013: 1,001,152,426; as adjusted to give effect to this Offering: — )(1)	17,935	—
Retained earnings	(4,717)	—
Accumulated other comprehensive income	87		87
Other	$314		$314
Non-controlling interests	2,389		2,389
Total equity	$16,008		$—

Total capitalization(3)	$30,579		$—

(1)	Assuming no exercise of the Over-Allotment Option. If the Over-Allotment Option is exercised in full, the “as adjusted” amount for cash and cash equivalents would be $—, for capital stock would be $—, for total equity would be $—, and for total capitalization would be $ — (in each case, in millions of United States dollars) and the “as adjusted” number of outstanding Common Shares as at September 30, 2013 would be — .
(2)

Long-term debt excludes the current portion of long-term debt, provisions for environmental rehabilitation, deferred income tax liabilities and other long-term liabilities, and includes capital leases. Refer to note 18B in the Interim Financial Statements incorporated by reference herein for more information regarding Barrick’s long-term debt. Barrick intends to use approximately $— of the net proceeds of the Offering to redeem the outstanding $700 million aggregate principal amount of 1.75% notes due 2014 issued by Barrick, together with the outstanding $350 million aggregate principal amount of 4.875% notes due 2014 issued by Barrick Gold Finance Company. Barrick intends to use approximately $— of the net proceeds of the Offering to repurchase outstanding public notes in the Proposed Tender Offer (as defined below). The total estimated reduction in the principal amount of long-term debt outstanding as a result of the foregoing is expected to be approximately $—. See “Use of Proceeds”.
(3)	Total capitalization is long-term debt plus total equity.

USE OF PROCEEDS

The net proceeds from the Offering will be approximately $—, determined after deducting the Underwriters’ commission and the expenses of the Offering. In the event that the Over-Allotment Option is exercised in full, the net proceeds to be received by Barrick will be approximately $—.

Barrick intends to use the net proceeds of the Offering, including proceeds realized through the exercise of the Over-Allotment Option (if any) to strengthen its balance sheet and improve the long-term liquidity position of the Company by using approximately $ — of the net proceeds to redeem or repurchase outstanding debt of, or guaranteed by, Barrick, with such redemptions and repurchases focussed on debt maturing in the short and medium term.

Specifically, Barrick intends to use approximately $— of the net proceeds of the Offering to redeem the outstanding $700 million aggregate principal amount of 1.75% notes due 2014 issued by Barrick, together with the outstanding $350 million aggregate principal amount of 4.875% notes due 2014 issued by Barrick Gold Finance Company and guaranteed by Barrick (collectively the “Redemption Notes”). The Redemption Notes may be redeemed in whole, or from time to time in part, at a redemption price equal to the greater of (a) 100% of the principal amount of the Redemption Notes of the series to be redeemed and (b) an amount equal to the present value of the remaining scheduled payments of principal and interest on the series of the Redemption Notes to be redeemed, calculated in accordance with the terms of the applicable indentures governing such series of the Redemption Notes, together with accrued and unpaid interest on the principal amount of the applicable series of the Redemption Notes to, but not including, the date of redemption.

Subsequent to the commencement of the Offering, Barrick and certain of its subsidiaries intend to commence a tender offer (the “Proposed Tender Offer”) for various outstanding debt securities of Barrick and such subsidiaries. Barrick currently expects to use approximately $— of the net proceeds of the Offering to purchase notes in the Proposed Tender Offer. The notes that are the subject of the Proposed Tender Offer will be prioritized by maturity so that Barrick and its subsidiaries are more likely to purchase notes with shorter maturities than notes with longer maturities. The Proposed Tender Offer will be conditioned upon consummation of the Offering and other conditions. Completion of the Proposed Tender Offer is not a condition to the Offering, and we cannot assure you that the Proposed Tender Offer will be completed on the terms expected or at all. This Prospectus is neither an offer to purchase, nor a solicitation of an offer to sell notes in the Proposed Tender Offer. The Proposed Tender Offer will only be made by, and pursuant to, the terms of an offer to purchase and a related letter of transmittal.

The balance of the net proceeds, including from the Over-Allotment Option if it is exercised, will be used by Barrick to further strengthen its balance sheet, which could include further debt reductions and for general corporate purposes including ongoing operating and capital expenditures relating to Barrick’s existing portfolio of mines.

Barrick’s management has broad discretion over the use of the net proceeds of this Offering. See “Risk Factors – Use of Proceeds”.

DESCRIPTION OF COMMON SHARES

The authorized capital of Barrick consists of an unlimited number of Common Shares, an unlimited number of first preferred shares, issuable in series, and an unlimited number of second preferred shares, issuable in series. As at October 30, 2013, Barrick had 1,001,152,426 Common Shares and no preferred shares issued and outstanding. There are no limitations contained in the articles or by-laws of Barrick or the Business Corporations Act (Ontario) on the ability of a person who is not a Canadian resident to hold Common Shares or exercise the voting rights associated with the Common Shares.

The rights, preferences and privileges of holders of Common Shares are subject to the rights of the holders of shares of any series of first preferred shares or second preferred shares or any other class ranking senior to the Common Shares that Barrick may issue in the future. A summary of the rights of the Common Shares is set forth below.

Dividends

Holders of Common Shares are entitled to receive dividends if, as and when declared by our Board of Directors in respect of the Common Shares. See “Dividend Policy”. The Business Corporations Act (Ontario) provides that a corporation may not declare or pay a dividend if there are reasonable grounds for believing that the corporation is, or would be after the payment of the dividend, unable to pay its liabilities as they become due or the realizable value of its assets would thereby be less than the aggregate of its liabilities and stated capital of all classes of shares of its capital.

Liquidation

Subject to the prior rights of the holders, if any, of the first preferred shares and second preferred shares of Barrick then outstanding and of the shares then outstanding of any other class ranking senior to the Common Shares, the holders of Common Shares are entitled to share rateably in any distribution of the assets of Barrick upon liquidation, dissolution or winding-up, after satisfaction of all debts and other liabilities.

Voting

The holders of Common Shares are entitled to one vote for each share on all matters submitted to a vote of shareholders and do not have cumulative voting rights.

DIVIDEND POLICY

Holders of Common Shares are entitled to receive dividends if, as and when declared by our Board of Directors out of funds legally available for such payments. In 2011, Barrick paid a total cash dividend of $0.51 per common share: $0.12 in mid-March, $0.12 in mid-June, $0.12 in mid-September and $0.15 in mid-December. In 2012, Barrick paid a total cash dividend of $0.80 per common share: $0.20 in mid-March, $0.20 in mid-June, $0.20 in mid-September and $0.20 in mid-December. To date in 2013, our Board of Directors has declared two cash dividends of $0.20 each, which were paid on March 15, 2013 and June 17, 2013, respectively, and two cash dividends of $0.05 each, one paid on September 16, 2013 and one which is payable on December 16, 2013 to shareholders of record at the close of business on November 29, 2013. Our Board of Directors reviews our dividend policy quarterly based on, among other things, the Company’s current and projected liquidity profile. Following the end of the second quarter of 2013, the Board of Directors of Barrick determined to reduce Barrick’s future quarterly dividend to $0.05 per Common Share. There can be no assurance that our Board of Directors will elect to pay future dividends on our Common Shares. See “Risk Factors”.

PLAN OF DISTRIBUTION

Under an underwriting agreement dated as of — , 2013 (the “Underwriting Agreement”) between Barrick and the Underwriters, for whom RBCDS, Barclays and GMP are acting as representatives (the “Representatives”), Barrick has agreed to sell, and the Underwriters have severally agreed to purchase from Barrick, on the Closing Date, subject to the terms and conditions contained in the Underwriting Agreement, — Common Shares offered hereby at a price of $ — per Common Share payable in cash to Barrick against delivery of those Common Shares. The price of the Common Shares offered under this Prospectus was established by negotiation between Barrick and the Underwriters.

The obligations of the Underwriters under the Underwriting Agreement are several and not joint or joint and several and may be terminated by them on the basis of certain stated events. Such events include, but are not limited to: (a) the suspension or material limitation of trading on the NYSE Euronext, the NASDAQ Global Market, the Chicago Board of Options Exchange, the Chicago Mercantile Exchange, the Chicago Board of Trade or the TSX; the suspension of trading of securities of Barrick on any exchange or over-the-counter market; the material disruption in securities settlement, payment or clearance services in the United States, Canada or the Province of Ontario; or any moratorium on commercial banking activities having been declared by U.S. Federal or New York State, Canadian or the Province of Ontario authorities, and such event making it, in the judgment of the Representatives, impractical or inadvisable to proceed with the Offering in the manner contemplated; (b) the development, occurrence, coming into effect or existence of any event, action, state, condition or major financial occurrence of national or international consequence or any law or regulation which in the opinion of any Underwriters seriously adversely affects, or involves, or will seriously adversely affect, or involve, the financial markets or the business, operations or affairs of Barrick and its subsidiaries, taken as a whole; and (c) the occurrence of any material change or change in material fact which, in the reasonable opinion of the Representatives, would be expected to have a significant adverse effect on the market price or value of the Common Shares.

The Underwriters are obligated to take up and pay for all of the Common Shares offered hereby (other than the Common Shares issuable on exercise of the Over-Allotment Option) if any of those Common Shares are purchased under the Underwriting Agreement. The Common Shares offered hereby are to be taken up by the Underwriters, if at all, on or before a date not later than 42 days after the date of the receipt for the final short form prospectus relating to the Offering.

Barrick has granted to the Underwriters the Over-Allotment Option, which is exercisable in whole or in part at any time until the date that is 30 days following the Closing Date and pursuant to which the Underwriters may purchase up to — additional Common Shares on the same terms as set forth above solely to cover over-allotments, if any, made in connection with the Offering. This Prospectus qualifies the grant of the Over-Allotment Option and the issuance of Common Shares on the exercise of the Over-Allotment Option. A purchaser who acquires Common Shares forming part of the Underwriters’ over-allocation position acquires those Common Shares under this Prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

The expenses of this Offering, not including the Underwriters’ fee, are estimated to be $ — and are payable by Barrick. The Underwriters will receive aggregate fees of $ — ($ — per Common Share or — % of the gross proceeds) for the services performed in connection with this Offering (assuming no exercise of the Over-Allotment Option). In respect of the Over-Allotment Option, Barrick will pay to the Underwriters a fee equal to — % of the gross proceeds realized on the exercise of the Over-Allotment Option, being $ — per Common Share, or aggregate fees of $— assuming the Over-Allotment Option is exercised in full.

This Offering is being made concurrently in each of the provinces and territories of Canada and the United States pursuant to the multi-jurisdictional disclosure system implemented by securities regulatory authorities in the United States and Canada. The Underwriters will offer the Common Shares for sale in the United States and Canada either directly or through their respective broker-dealer affiliates or agents registered in each jurisdiction. Subject to applicable law and the terms of the Underwriting Agreement, the Underwriters may offer the Common Shares outside the United States and Canada.

Barrick has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the U.S. Securities Act and applicable Canadian securities legislation, and to contribute to payments that the Underwriters may be required to make in respect thereof.

Pursuant to policy statements of certain securities regulators, the Underwriters may not, throughout the period of distribution, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions including: (a) a bid or purchase permitted under the Universal Market Integrity Rules for Canadian Marketplaces administered by the Investment Industry Regulatory Organization of Canada relating to market stabilization and passive market making activities, (b) a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of the distribution, provided that the bid or purchase was for the purpose of maintaining a fair and orderly market and not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, such securities, (c) a bid or purchase to cover a short position entered into prior to the commencement of a prescribed restricted period, and (d) transactions in compliance with U.S. federal securities laws. Consistent with these requirements, and in connection with this distribution, the Underwriters may over-allot Common Shares and may effect transactions that stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. The Underwriters may carry out these transactions on the TSX, the NYSE, in the over-the-counter market or otherwise.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Common Shares while this Offering is in progress. These transactions may also include making short sales of the Common Shares, which involve the sale by the Underwriters of a greater number of Common Shares than they are required to purchase in this Offering. Short sales may be “covered short sales”, which are short positions in an amount not greater than the Over-Allotment Option, or may be “naked short sales”, which are short positions in excess of that amount. The Underwriters may create a naked short position if they are concerned that there may be downward pressure on the price of the Common Shares in the open market that could adversely affect investors who purchase in this Offering. The Underwriters must close out any naked short position by purchasing Common Shares in the open market. The Underwriters may close out any covered short position either by exercising the Over-Allotment Option, in whole or in part, or by purchasing Common Shares in the open market.

The Underwriting Agreement provides that Barrick will not, directly or indirectly, without the prior written consent of the Representatives, on behalf of the Underwriters: (a) issue, offer, sell, secure, pledge, grant any option, right or warrant to purchase or otherwise lend, transfer or dispose of (or agree to do any of such things or announce any intention to do any of such things) any equity securities of Barrick or any securities convertible into, or exchangeable or exercisable for, equity securities of Barrick; or (b) make any short sale, engage in any hedging transactions, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Shares, whether any such transaction is to be settled by delivery of Common Shares, other securities, cash or otherwise, in each case, for a period commencing on the date of the Underwriting Agreement and ending on the date that is 60 days after the Closing Date, except that Barrick may (i) issue Common Shares or options, rights or other securities convertible into or exercisable for Common Shares pursuant to any equity incentive plan, stock ownership or purchase plan, dividend reinvestment plan or other equity plan in effect as of the date of the Underwriting Agreement, (ii) issue Common Shares issuable upon the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options outstanding as of the date of the Underwriting Agreement, or (iii) issue Common Shares or other securities convertible into Common Shares in connection with an acquisition of a business or entity, a consolidation, merger, combination or plan of arrangement, or a transaction or series of transactions entered into in response to an unsolicited bid by a third party to engage in any of the foregoing transactions, provided that, except in the circumstances of an unsolicited bid, any such securities issued may not be subsequently disposed of until 60 days after the date of the Underwriting Agreement.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the Closing will be held on — , 2013 or such other date as may be agreed upon by Barrick and the Underwriters, but, in any event, not later than — , 2013. Certificates representing the Common Shares offered under this Prospectus will be issued in registered form to CDS Clearing and Depository Services Inc. (“CDS”) or its nominee and will be deposited with CDS on the closing date of the Offering. A purchaser of Common Shares will receive only a customer confirmation from a registered dealer which is a CDS participant and from or through which the Common Shares are purchased.

It is expected that delivery of the Common Shares offered hereby will be made against payment therefor on or about the Closing Date specified on the cover page of this Prospectus, which will not be three business days following the date of this Prospectus (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are generally required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Common Shares prior to the Closing Date will be required, by virtue of the fact that the Common Shares will not settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Common Shares who wish to trade their Common Shares prior to the Closing Date should consult their own advisors.

The Underwriters propose to offer the Common Shares initially at the offering price specified on the cover of this Prospectus. After the Underwriters have made a reasonable effort to sell all of the Common Shares at the price specified on the cover page, the offering price may be decreased and may be further changed from time to time to an amount not greater than that set out on the cover page, and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Common Shares is less than the gross proceeds paid by the Underwriters to Barrick.

Barrick intends to apply to list the Common Shares distributed under this Prospectus on the TSX and the NYSE. Listing will be subject to Barrick fulfilling all the listing requirements of the TSX and the NYSE.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a “relevant member state”), with effect from, and including, the date on which the Prospectus Directive is implemented in the relevant member state, an offer to the public of any Common Shares which are the subject of this Offering may not be made in that relevant member state prior to the publication of a prospectus in relation to such Common Shares that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that an offer to the public in that relevant member state of Common Shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that relevant member state:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000; and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the Representatives for any such offer; or

(d)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Common Shares shall result in a requirement for the publication by us or any Underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this notice, the expression an “offer to the public” in relation to any Common Shares in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and any Common Shares to be offered so as to enable an investor to decide to purchase or subscribe for any Common Shares, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

Each purchaser of Common Shares described in this Prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

The sellers of the Common Shares have not authorized and do not authorize the making of any offer of the Common Shares through any financial intermediary on their behalf, other than offers made by the Underwriters and their respective affiliates with a view to the final placement of the Common Shares as contemplated in this Prospectus. Accordingly, no purchaser of the Common Shares, other than the Underwriters and their respective affiliates, is authorized to make any further offer of the Common Shares on behalf of the sellers or the Underwriters.

Notice to Prospective Investors in the United Kingdom

This Prospectus is only being distributed to, and is only directed at, persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “financial promotion order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the financial promotion order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, as amended) in connection with the issue or sale of the Common Shares may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This Prospectus is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons; and any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

Notice to Prospective Investors in France

Neither this Prospectus nor any other offering material relating to the Common Shares described in this Prospectus has been submitted to the clearance procedures of the Autorité des marchés financiers or by the competent authority of another member state of the European Economic Area and notified to the Autorité des marchés financiers. The Common Shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this Prospectus nor any other offering material relating to the Common Shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the Common Shares to the public in France.

Such offers, sales and distributions will be made in France only:

•	to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restraint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with, Article L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier; or

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•	in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des marchés financiers, does not constitute a public offer (appel public à l’épargne).

The Common Shares may be resold, directly or indirectly, only in compliance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Switzerland

The Common Shares may not and will not be publicly offered, distributed or redistributed on a professional basis in or from Switzerland, and neither this Prospectus nor any other solicitation for investments in the Common Shares may be communicated or distributed in Switzerland in any way that could constitute a public offering within the meaning of Articles 652a or 1156 of the Swiss Federal Code of Obligations or of Article 2 of the Federal Act on Investment Funds of March 18, 1994. This Prospectus may not be copied, reproduced, distributed or passed on to others without the Underwriters’ prior written consent. This Prospectus is not a prospectus within the meaning of Articles 1156 and 652a of the Swiss Federal Code of Obligations or a listing prospectus according to Article 32 of the Listing Rules of the Swiss exchange and may not comply with the information standards required thereunder. We will not apply for a listing of our securities on any Swiss stock exchange or other Swiss regulated market and this Prospectus may not comply with the information required under the relevant listing rules. The Common Shares have not been and will not be approved by any Swiss regulatory authority. The Common Shares have not been and will not be registered with or supervised by the Swiss Federal Banking Commission, and have not been and will not be authorized under the Federal Act on Investment Funds of March 18, 1994. The investor protection afforded to acquirers of investment fund certificates by the Federal Act on Investment Funds of March 18, 1994 does not extend to acquirers of the Common Shares.

Notice to Prospective Investors in Italy

This Offering has not been registered with the Commissione Nazionale per le Società e la Borsa (“CONSOB”), in accordance with Italian securities legislation. Accordingly, the Common Shares may not be offered, sold or delivered, and copies of this Prospectus or any other document relating to the Common Shares may not be distributed in Italy except to Professional Investors, as defined in Art. 31.2 of CONSOB Regulation no. 11522 of July 1, 1998, as amended, pursuant to Art. 30.2 and Art. 100 of Legislative Decree no. 58 of February 24, 1998 (the “Finance Law”) or in any other circumstance where an express exemption to comply with the solicitation restrictions provided by the Finance Law or CONSOB Regulation no. 11971 of May 14, 1999, as amended (the “Issuers Regulation”), applies, including those provided for under Art. 100 of the Finance Law and Art. 33 of the Issuers Regulation, and provided, however, that any such offer, sale, or delivery of the Common Shares or distribution of copies of this Prospectus or any other document relating to the Common Shares in Italy must:

(i)	be made in accordance with all applicable Italian laws and regulations,

(ii)	be conducted in accordance with any relevant limitations or procedural requirements that the Bank of Italy or CONSOB may impose upon the offer or sale of the securities, and

(iii)	be made only by (a) banks, investment firms or financial companies enrolled in the special register provided for in Article 107 of Legislative Decree no. 385 of September 1, 1993 (the “Banking Law Consolidated Act”), to the extent duly authorized to engage in the placement and/or underwriting of financial instruments in Italy in accordance with the Financial Law and the relevant implementing regulations; or (b) foreign banks or financial institutions (the controlling shareholding of which is owned by one or more banks located in the same EU Member State) authorized to place and distribute securities in the Republic of Italy pursuant to Articles 15, 16 and 18 of the Banking Law Consolidated Act, in each case acting in compliance with all applicable laws and regulations.

Notice to Prospective Investors in Spain

This Offering has not been registered with the Comisión National del Mercado de Valores in Spain. Accordingly, no Common Shares will be offered or sold in Spain nor may this Prospectus or any other offering material be distributed or targeted at Spanish resident investors save in compliance and in accordance with the requirements of the Spanish Securities Market Law 24/1998, as amended, and any regulation issued thereunder.

Notice to Prospective Investors in Hong Kong

The Common Shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to

“professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the Common Shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Common Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Singapore

This Prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this Prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Common Shares may not be circulated or distributed, nor may the Common Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Common Shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the Common Shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Notice to Prospective Investors in Japan

The Common Shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and the Common Shares will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Australia

This Prospectus is not a formal disclosure document and has not been lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisors would expect to find in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia) in relation to the Common Shares.

The Common Shares are not being offered in Australia to “retail clients” as defined in section 761G of the Corporations Act 2001 (Australia). This Offering is being made in Australia solely to “wholesale clients” as defined in section 761G of the Corporations Act 2001 (Australia) and as such no product disclosure statement in relation to the Common Shares has been prepared.

This Prospectus does not constitute an offer in Australia other than to wholesale clients. By submitting an application for the Common Shares, you represent and warrant to Barrick that you are a wholesale client. If any recipient is not a wholesale client, no applications for the Common Shares will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for the Common Shares you undertake to Barrick that, for a period of twelve months from the date of issue of the Common Shares, you will not transfer any interest in the Common Shares to any person in Australia other than a wholesale client.

RELATIONSHIP BETWEEN BARRICK AND CERTAIN UNDERWRITERS

In the ordinary course of business, each of the Underwriters and/or its affiliates has provided and may provide in the future investment banking, commercial banking and other financial services to Barrick for which they have received or will receive compensation. Affiliates of RBCDS and Barclays will be retained as the dealer managers in connection with the Proposed Tender Offer. In addition, Dambisa Moyo, a director of Barrick, is a member of the board of directors of an affiliate of Barclays. Certain Lender Affiliates of RBCDS, and Barclays are lenders under the Credit Facility and/or counterparties under certain financial and hedging arrangements with us. In addition, affiliates of RBCDS own approximately $10 million aggregate principal amount of the notes which are expected to be subject to the Proposed Tender Offer (the “RBCDS Notes” and together with the Credit Facility, the “Indebtedness”). Consequently, Barrick may be considered a “connected issuer” with each of RBCDS and Barclays for the purposes of Canadian securities legislation.

As at October 30, 2013, there were no amounts outstanding under the Credit Facility. The Credit Facility is unsecured and has an interest rate of Libor plus 1.50% on borrowed amounts, and a commitment rate of 0.25% on undrawn amounts. The Lender Affiliates have committed an aggregate of approximately $510 million to the Credit Facility.

Barrick is currently in compliance in all material respects with the terms and conditions of the Credit Facility and no breach thereof has been waived by the lenders under the Credit Facility. There has been no material change in the financial position of Barrick since entering into the Credit Facility, except as described elsewhere in this Prospectus, including the documents incorporated by reference herein. The decision to distribute the Common Shares, including the determination of the terms of the Offering, was made through negotiations between Barrick and the Underwriters. The Lender Affiliates did not have any involvement in such decision or determination. In addition, none of RBCDS and Barclays nor their respective Lender Affiliates will receive any benefit from the Offering, other than their respective portion of the fee payable to the Underwriters by Barrick as described above under “Plan of Distribution”, except that the RBCDS affiliates who hold the RBCDS Notes could receive repayment of all or a portion of such notes if tendered into and purchased in the Proposed Tender Offer.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes the principal Canadian federal income tax considerations generally applicable to a purchaser who acquires, as a beneficial owner, Common Shares pursuant to this Offering and who, at all relevant times, for the purposes of the Income Tax Act (Canada) and the Income Tax Regulations (collectively, the “Tax Act”), (1) deals at arm’s length with Barrick; (2) is not affiliated with Barrick, the Underwriters or a subsequent purchaser of the Common Shares; (3) holds the Common Shares as capital property; and (4) has not entered into, with respect to its Common Shares, a “derivative forward agreement” as that term is defined in Proposed Amendments contained in Bill C-4 which received second reading in the House of Commons on October 29, 2013 (a “Holder”). Generally, the Common Shares will be capital property to a Holder provided the Holder does not acquire or hold those Common Shares in the course of carrying on a business or as part of an adventure or concern in the nature of trade.

This summary is based on the current provisions of the Tax Act, and counsel’s understanding of the current administrative policies of the Canada Revenue Agency (“CRA”) published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice whether by legislative, administrative or judicial action nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein.

This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular purchaser. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, purchasers should consult their own tax advisors with respect to their particular circumstances.

Currency Conversion

Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Common Shares must be converted into Canadian dollars based on the exchange rates as determined in accordance with the Tax Act. The amount of dividends required to be included in the income of, and capital gains or capital losses realized by, a Holder may be affected by fluctuations in the Canada/U.S. dollar exchange rate.

Holders Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for the purposes of the Tax Act is, or is deemed to be, resident in Canada (a “Resident Holder”). Certain Resident Holders may be entitled to make or may have already made the irrevocable election permitted by subsection 39(4) of the Tax Act the effect of which may be to deem to be capital property any Common Shares and all other “Canadian securities” (as defined in the Tax Act) owned by such Resident Holder in the taxation year in which the election is made and in all subsequent taxation years. Resident Holders whose common shares might not otherwise be considered to be capital property should consult their own tax advisors for advice as to whether an election under subsection 39(4) is available and/or advisable in their particular circumstances.

This portion of the summary is not applicable to (i) a Resident Holder that is a “specified financial institution”; (ii) a Resident Holder, an interest in which is a “tax shelter investment” for the purposes of the Tax Act; (iii) a Resident Holder that is, for purposes of certain rules (referred to as the mark-to-market rules) applicable to securities held by financial institutions, a “financial institution”; (iv) a Resident Holder that reports its “Canadian tax results” in a currency other than Canadian currency, each as defined in the Tax Act; or (v) a Resident Holder that is, or becomes as part of a transaction or event or series of transactions or events that include the acquisition of Common Shares, controlled by a non-resident corporation for the purposes of the foreign affiliate dumping rules in section 212.3 of the Tax Act. Such Resident Holders should consult their own tax advisors.

Dividends

A Resident Holder will be required to include in computing its income for a taxation year any dividends received or deemed to be received on the Common Shares. In the case of a Resident Holder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit applicable to any dividends designated by Barrick as an “eligible dividend” in accordance with the provisions of the Tax Act. Although Barrick currently anticipates that all dividends to Resident Holders will be designated as “eligible dividends” in accordance with the provisions of the Tax Act, it is possible that Barrick may pay dividends that are not so designated.

A dividend received or deemed to be received by a Resident Holder that is a corporation must be included in computing its income but generally will be deductible in computing the corporation’s taxable income.

A Resident Holder that is a “private corporation”, as defined in the Tax Act, or any other corporation controlled, whether because of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts) will generally be liable to pay a refundable tax of 33-1/3% under Part IV of the Tax Act on dividends received or deemed to be received on the Common Shares to the extent such dividends are deductible in computing the Resident Holder’s taxable income for the year.

Dispositions

Generally, on a disposition or deemed disposition of a Common Share, a Resident Holder will realize a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Holder of the Common Share immediately before the disposition or the deemed disposition. The adjusted cost base to the Resident Holder of a Common Share acquired pursuant to this Offering will be determined by averaging the cost of such Common Share with the adjusted cost base of all other Common Shares owned by the Resident Holder as capital property at that time, if any.

Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized in the year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Holder in the year. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition or deemed disposition of a Common Share may be reduced by the amount of dividends received or deemed to have been received by the Resident Holder on such Common Share to the extent and in the circumstances prescribed by the Tax Act. Similar rules may apply where a Common Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Such Resident Holders to whom these rules may be relevant should consult their own tax advisors.

Alternative Minimum Tax

A capital gain realized, or a dividend received by an individual or a trust (other than certain specified trusts) may give rise to a liability for alternative minimum tax.

Eligibility for Investment

Provided (i) the Common Shares are listed on a “designated stock exchange” (as defined in the Tax Act, and which currently includes the TSX and the NYSE), or (ii) Barrick continues to qualify as a “public corporation” for purposes of the Tax Act, the Common Shares would, if issued on the date hereof, be qualified investments under the Tax Act for a trust governed by a registered retirement savings plan (“RRSP”), a registered retirement income fund (“RRIF”), a registered education savings plan, a deferred profit sharing plan, a registered disability savings plan and a tax-free savings account (“TFSA”).

Notwithstanding that the Common Shares may be a qualified investment for a trust governed by a TFSA, RRSP or RRIF, the holder of a TFSA or the annuitant of a RRSP or RRIF, as the case may be, will be subject to a penalty tax in respect of the Common Shares held in the TFSA, RRSP or RRIF, as applicable, if such Common Shares are a “prohibited investment” within the meaning of the prohibited investment rules in the Tax Act. The Common Shares will not be a “prohibited investment” provided that (i) the holder of the TFSA or the annuitant of the RRSP or RRIF, as applicable, does not have a “significant interest” in Barrick, within the meaning of the prohibited investment rules in the Tax Act, and (ii) the holder or annuitant does not have a “significant interest” (within the meaning of the Tax Act) in a corporation, partnership or trust with which Barrick does not deal at arm’s length. Generally, a holder or annuitant will have a significant interest in Barrick if the holder or annuitant and/or persons not dealing at arm’s length with the holder or annuitant own, directly or indirectly, 10% or more of the Common Shares or any class of shares of Barrick. The Department of Finance (Canada) released Proposed Amendments on December 21, 2012 (the “December 2012 Proposals”) that propose to delete the condition in (ii) above. In addition, pursuant to the December 2012 Proposals, Common Shares will not be a “prohibited investment” if the Common Shares are “excluded property” as defined in the December 2012 Proposals for trusts governed by a TFSA, RRSP or RRIF. Prospective purchasers who intend to hold Common Shares in a TFSA, RRSP or RRIF are advised to consult their personal tax advisors.

Holders Not Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the application of the Tax Act, is not, and is not deemed to be, resident in Canada and does not use or hold, and is not deemed to use or hold, the Common Shares in a business carried on in Canada (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to a non-Canadian holder that is an insurer that carries on an insurance business in Canada and elsewhere.

Dividends

Dividends paid or credited on the Common Shares or deemed to be paid or credited on the Common Shares to a Non-Resident Holder by Barrick will be subject to Canadian withholding tax at the rate of 25%, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under any applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident. For example, where dividends on the Common Shares are considered to be paid to or derived by a Non-Resident Holder that is the beneficial owner of the dividends and is a U.S. resident for the purposes of and, is entitled to benefits under, the Canada-U.S. Income Tax Convention (1980), the applicable rate of Canadian withholding tax is generally reduced to 15%.

Dispositions

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition or deemed disposition of a Common Share, unless the Common Share is or is deemed to be “taxable Canadian property” to the Non-Resident Holder for the purposes of the Tax Act and the Non-Resident Holder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident.

Generally, provided the Common Shares are listed on a “designated stock exchange” (as defined in the Tax Act) (which includes the TSX and the NYSE) at the time of disposition or deemed disposition, a Common Share will not constitute taxable Canadian property of a Non-Resident Holder, unless at any time during the 60-month period immediately preceding the disposition or deemed disposition, (i) the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length (“Non-Arm’s Length Persons”) or, pursuant to Proposed Amendments dated July 12, 2013, partnerships in which the Non-Resident Holder or a Non-Arm’s Length Person holds a membership interest directly or indirectly through one or more partnerships, or the Non-Resident Holder together with all such persons or, pursuant to Proposed Amendments dated July 12, 2013, such partnerships, owned 25% or more of the issued Common Shares or any other class of shares of Barrick, and (ii) more than 50% of the fair market value of the Common Share was derived, directly or indirectly, from one or any combination of real or immovable property situated in Canada, “Canadian resource property” (as defined in the Tax Act), “timber resource property” (as defined in the Tax Act) or an option in respect of, an interest in, or for civil law rights in, such property. Notwithstanding the foregoing, a Common Share may be deemed to be taxable Canadian property in certain circumstances set out in the Tax Act. Non-Resident Holders whose Common Shares may constitute taxable Canadian property should consult with their own tax advisors.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain United States federal income tax consequences of the purchase, ownership and disposition of the Common Shares. It applies to you only if you are a U.S. holder (as defined below) and you hold your Common Shares as capital assets for United States federal income tax purposes (generally, property held for investment purposes). This summary does not address all aspects of United States federal income taxation that may be relevant to a particular U.S. holder in light of that U.S. holder’s individual circumstances, nor does it address any aspects of United States federal estate and gift, state, local, or non-United States taxes or the 3.8% tax imposed on certain net investment income. This summary does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a broker or dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a bank or other financial institution;

•	an insurance company;

•	a tax-exempt organization (including a private foundation);

•	a person that owns Common Shares as part of a straddle or a hedging or conversion transaction;

•	a regulated investment company;

•	a real estate investment trust;

•	an entity or arrangement treated as a partnership for United States federal income tax purposes;

•	a person that holds an interest in an entity that holds, or will hold, the Common Shares;

•	a person that generally marks their securities to market for United States federal income tax purposes;

•	a U.S. holder whose functional currency is not the United States dollar;

•	a United States expatriate;

•	a person subject to the alternative minimum tax; or

•	a person who will own, or will have owned, directly, indirectly or constructively, 10% or more (by vote or value) of the voting stock of Barrick.

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed United States Treasury Regulations, published rulings and administrative pronouncements and court decisions, all as currently in effect Each of these authorities is subject to change, possibly on a retroactive basis, or differing interpretations, so as to result in United States federal income tax consequences different from those discussed herein.

If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) holds the Common Shares, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership (or other entity or arrangement). A partner in a partnership (or such other entity or arrangement) holding the Common Shares should consult its own tax advisor with regard to the United States federal income tax consequences of the purchase, ownership and disposition of the Common Shares.

You should consult your own tax advisors concerning the tax consequences of purchasing, owning and disposing of the Common Shares in your particular circumstances under United States federal, state and local tax laws, and the laws of any other taxing jurisdiction.

You are a “U.S. holder” if you are a beneficial owner of a Common Share and you are:

•	a citizen or individual resident of the United States;

•	a United States corporation or other entity treated as a United States corporation for United States federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•	a trust (i) if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust or (ii) a valid election is in effect under applicable United States Treasury Regulations to treat the trust as a U.S. person.

Taxation of Distributions

Subject to the passive foreign investment company (“PFIC”) rules discussed below, if you are a U.S. holder, the gross amount of any distribution (including any Canadian tax withheld) that we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) will constitute a dividend for United States federal income tax purposes. If you are a non-corporate U.S. holder (including an individual), dividends paid to you that constitute qualified dividend income will be taxable to you at preferential rates provided that you hold the Common Shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and certain other requirements are satisfied. Dividends we pay with respect to the Common Shares should be qualified dividend income.

Dividends will be taxable to you when actually or constructively received. Dividends will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. Distributions in excess of our current and accumulated earnings and profits (as determined for United States federal income tax purposes) will be treated as a non-taxable return of capital to the extent of your basis in the Common Shares and thereafter as capital gain. We do not intend to maintain calculations of earnings and profits in accordance with United States federal income tax principles. Therefore, each U.S. holder should assume that any distribution by us with respect to the Common Shares will constitute dividend income for United States federal income tax purposes.

Subject to certain limitations, the Canadian tax withheld and paid over to Canada will be creditable or deductible against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to qualified dividend income. For foreign tax credit purposes, dividends will be income from sources outside the United States and will generally constitute “passive category” income for purposes of computing the foreign tax credit allowable to you. The rules relating to the determination of the foreign tax credit are complex and you should consult your own tax advisors regarding the application of the foreign tax credit to any Canadian tax withheld with respect to the Common Shares

Taxation of Sales or Other Dispositions

Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your Common Shares, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the United States dollar value of the amount that you realize and the United States dollar amount of your tax basis in your Common Shares. Capital gain of a non-corporate U.S. holder (including an individual) is generally eligible for preferential tax rates where the U.S. holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. Deductions for capital losses are subject to complex limitations under the Code.

Passive Foreign Investment Company Rules

In general, if you are a U.S. holder, we will be a PFIC with respect to you if, for any taxable year in which you hold Common Shares, at least 75% of our gross income consists of certain passive income or at least 50% of the value of our assets is attributable to assets that produce or are held for the production of such passive income. For this purpose, “passive income” generally includes, among other things, interest, dividends, rents, royalties, certain gains from the sale of stock and securities and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all (85% or more) of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in the ordinary course of a trade or business.

Based on the nature of our current and anticipated income, assets and activities, we believe that we will not be classified as a PFIC for United States federal income tax purposes for the current taxable year and do not expect to become a PFIC in future taxable years. However, this conclusion is a factual determination that is made annually after the end of such taxable year and thus may be subject to change or differing interpretations. In addition, the U.S. Internal Revenue Service or a court may disagree with the Company’s position, and the Company cannot assure U.S. holders that the Company is not currently a PFIC and that it will not become a PFIC in the future.

If the Company were a PFIC, U.S. holders would be subject to a special, adverse United States federal tax regime that would differ in certain respects from that described above. U.S. holders should consult their own U.S. tax advisors regarding the application of the PFIC rules to their investment in the Common Shares and whether to make a protective election that may mitigate some of the adverse consequences that would result if the Company were a PFIC.

Information with Respect to Foreign Financial Assets

Owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file IRS Form 8938 with their U.S. Federal income tax returns. “Specified foreign financial assets” may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts held for investment that have non-United States issuers or counterparties, and (iii) interests in foreign entities. U.S. holders should consult their own tax advisors regarding the application of this reporting requirement to their ownership of the Common Shares.

Backup Withholding and Information Reporting

In general, if you are a non-corporate U.S. holder you will be subject to information reporting requirements with respect to distributions on the Common Shares and to proceeds received upon the sale or other disposition of Common Shares. Furthermore, backup withholding (currently at a rate of 28%) may apply to such amounts if you are a non-corporate U.S. holder and you fail to furnish a correct taxpayer identification number to certify that you are not subject to backup withholding or to otherwise comply with the backup withholding requirements. Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against your United States federal income tax liability, provided that you timely furnish the required information to the Internal Revenue Service. You should consult your own tax advisers as to your qualification for an exemption from backup withholding and the procedure for obtaining such an exemption.

PRIOR SALES

The following table summarizes the issuances by Barrick of Common Shares within the 12 months prior to the date of this Prospectus.

Date	Security(1)	Price per Security/Issuer Price		Number of Securities
October 31, 2012	Common Shares	Cdn.$	27.59	750
October 31, 2012	Common Shares		$26.84	324
November 1, 2012	Common Shares	Cdn.$	27.59	750
November 5, 2012	Common Shares	Cdn.$	25.20	17,000
November 8, 2012	Common Shares		$27.25	1,350
November 15, 2012	Common Shares		$27.25	500
November 15, 2012	Common Shares	Cdn.$	23.85	400
November 20, 2012	Common Shares		$26.84	1,400
November 20, 2012	Common Shares	Cdn.$	23.85	3,750
November 21, 2012	Common Shares	Cdn.$	23.85	300,000
November 23, 2012	Common Shares		$26.84	704
November 26, 2012	Common Shares		$26.84	2,236
November 27, 2012	Common Shares	Cdn.$	23.85	5,000
November 28, 2012	Common Shares	Cdn.$	23.85	2,500
November 29, 2012	Common Shares	Cdn.$	23.85	3,000

Date	Security(1)	Price per Security/Issuer Price		Number of Securities
November 30, 2012	Common Shares	Cdn.$	23.85	31,250
December 3, 2012	Common Shares	Cdn.$	23.85	9,000
December 4, 2012	Common Shares	Cdn.$	23.85	5,000
December 5, 2012	Common Shares	Cdn.$	23.85	5,000
December 14, 2012	Common Shares		$26.84	7,088
December 18, 2012	Common Shares		$26.84	1,312
December 19, 2012	Common Shares		$26.84	33,000
December 24, 2012	Common Shares	Cdn.$	26.60	20,000
January 7, 2013	Common Shares		$26.84	322
February 15, 2013	Common Shares		$12.51	1,496
February 19, 2013	Common Shares	Cdn.$	29.60	10,000
February 20, 2013	Common Shares		$12.50	4,474
February 21, 2013	Common Shares		$12.51	2,320
February 22, 2013	Common Shares		$12.51	11,436
March 26, 2013	Common Shares		$27.25	14,297

(1)	Each issued upon the exercise of previously issued stock options of Barrick.

The following table summarizes the issuances by Barrick of stock options exercisable for Common Shares within the 12 months prior to the date of this Prospectus.

Date	Security	Price per Security			Number of Securities
February 12, 2013	Common Shares		$32.30	(1)	1,104,449
July 30, 2013	Common Shares	Cdn.$	18.09	(2)	100,000

(1)	Exercise price of options granted under Barrick’s 2004 stock option plan at the time of grant.
(2)	Exercise price of options granted under Barrick’s 2002 stock option plan at the time of grant.

MARKET FOR SECURITIES

Barrick’s outstanding Common Shares are listed for trading on the TSX and on the NYSE under the symbol “ABX”.

The total monthly volume of trading and the monthly high and low prices of the Common Shares on the TSX and the NYSE, respectively, for the period from October 1, 2012 to October 30, 2013 are set forth in the following tables:

Toronto Stock Exchange	High (Cdn.$)	Low (Cdn.$)	Volume
October 2012	41.73	37.50	57,325,207
November 2012	37.95	32.91	54,620,883
December 2012	34.95	32.43	50,203,063
January 2013	35.50	31.76	56,376,754
February 2013	33.38	30.76	50,393,417
March 2013	31.42	29.08	61,192,597
April 2013	29.89	17.98	134,871,438
May 2013	22.38	18.97	96,661,377
June 2013	22.33	15.41	95,685,518
July 2013	18.68	14.22	91,316,729
August 2013	22.29	16.19	85,655,060
September 2013	20.83	17.98	71,836,158
October 1 to 30, 2013	21.55	17.75	67,890,689

New York Stock Exchange	High ($)	Low ($)	Volume
October 2012	42.54	38.24	135,985,853
November 2012	38.00	32.87	179,152,401
December 2012	35.53	32.81	138,996,631
January 2013	36.08	31.81	174,975,705
February 2013	33.36	30.14	201,740,394
March 2013	30.46	28.31	195,164,570
April 2013	29.39	17.51	583,910,816
May 2013	21.70	18.47	418,788,042
June 2013	21.68	14.67	369,894,657
July 2013	18.15	13.43	421,565,512
August 2013	21.20	15.53	400,275,705
September 2013	20.39	17.39	336,482,972
October 1 to 30, 2013	20.62	17.13	296,569,471

DIRECTORS OF BARRICK

Steven J. Shapiro, a director of Barrick, is a director of Bumi plc, a company that was subject to a suspension of trading order that was in effect for more than 30 consecutive days while Mr. Shapiro was acting as a director for such company. On April 22, 2013, trading in Bumi plc’s voting ordinary shares on the London Stock Exchange was temporarily suspended at the request of the company by the United Kingdom Financial Conduct Authority pending clarification of the company’s financial position on the publication of its audited full year results for the period ending December 31, 2012. Trading in the voting ordinary shares of Bumi plc resumed on July 22, 2013, following the publishing of its audited full year results and discussions with the United Kingdom Financial Conduct Authority. For further information regarding the directors of Barrick, please see “Directors and Officers of the Company” on page 124 of the Annual Information Form which is incorporated by reference herein.

LEGAL MATTERS

Certain legal matters relating to this Offering will be passed upon on behalf of Barrick by Davies Ward Phillips & Vineberg LLP in relation to Canadian law and by Cravath, Swaine & Moore LLP in relation to United States law and on behalf of the Underwriters by Osler, Hoskin & Harcourt LLP in relation to Canadian law and by Skadden, Arps, Slate, Meagher & Flom LLP in relation to United States law. As of the date hereof, the respective partners and associates of Davies Ward Phillips & Vineberg LLP own beneficially, directly or indirectly, less than 1% of any outstanding class of securities of Barrick.

INTERESTS OF QUALIFIED PERSONS

Each of Robert Krcmarov, Rick Sims, David Londono and Steven Haggarty is a person who has reviewed or supervised the preparation of information upon which certain scientific and technical information relating to Barrick’s mineral properties contained or incorporated by reference in this Prospectus is based. Each of such persons is an officer or employee of Barrick and/or an officer, director or employee of one or more of its associates or affiliates. None of such persons received or will receive a direct or indirect interest in any property of Barrick or any of its associates or affiliates. As of the date hereof, each of such persons owns beneficially, directly or indirectly, less than 1% of any outstanding class of securities of Barrick.

INDEPENDENT AUDITORS

The independent auditors of Barrick are PricewaterhouseCoopers LLP, Chartered Professional Accountants, PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada, M5J 0B2. The Audited Financial Statements incorporated in this Prospectus by reference have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, Chartered Professional Accountants, given on the authority of said firm as experts in auditing and accounting.

REGISTRAR AND TRANSFER AGENT

The transfer agent and registrar for the Common Shares is CST Trust Corporation in Canada at its principal office in Toronto and American Stock Transfer & Trust Company, LLC in the United States at its principal office in New York.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this Prospectus is a part:

•	the documents listed as being incorporated by reference in this Prospectus under the heading “Documents Incorporated by Reference” in this Prospectus;

•	the Underwriting Agreement;

•	the consent of PricewaterhouseCoopers LLP;

•	the consent of Davies Ward Phillips & Vineberg LLP;

•	the consent of each of Robert Krcmarov, Rick Sims, David Londono and Steven Haggarty; and

•	powers of attorney (included on the signature pages of the registration statement).

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Indemnification

Under the Business Corporations Act (Ontario) (the “OBCA”), Barrick Gold Corporation (“Barrick” or the “Registrant”) may indemnify a director or officer of Barrick, a former director or officer of Barrick or another individual who acts or acted at Barrick’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with Barrick or the other entity on condition that (i) the individual acted honestly and in good faith with a view to the best interests of Barrick or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at Barrick’s request, and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that his or her conduct was lawful. Further, Barrick may, with court approval, indemnify an individual described above in respect of an action by or on behalf of Barrick or another entity to obtain a judgment in its favor, to which the individual is made a party by reason of the individual’s association with Barrick or such other entity described above, against all costs, charges and expenses reasonably incurred by the individual in connection with such action if the individual fulfils condition (i) above. An individual referred to above is entitled to indemnification from Barrick as a matter of right if he or she was not judged by a court or other competent authority to have committed any fault or omitted to do anything he or she ought to have done and fulfils conditions (i) and (ii) above. Barrick has entered into a Memorandum of Agreement with each Barrick director and officer under which Barrick has agreed to indemnify and hold harmless the individual in substantially the same circumstances as outlined in this paragraph.

In accordance with the provisions of the OBCA described above, the by-laws of Barrick provide that, subject to the relevant provisions of the OBCA, Barrick shall indemnify a director or officer of Barrick, a former director or officer of Barrick, or another individual who acts or acted at Barrick’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with Barrick or such other entity if the individual acted honestly and in good faith with a view to the best interests of Barrick or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at Barrick’s request.

Barrick also maintains insurance for the benefit of its directors and officers against liability in their respective capacities as directors and officers. The directors and officers are not required to pay any premium in respect of the insurance. The policy contains standard industry exclusions.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

EXHIBITS TO FORM-10

The exhibits to this Registration Statement on Form F-10 are listed in the Exhibit Index, which appears elsewhere herein.

PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1.	Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to this Form F-10 or to transactions in said securities.

Item 2.	Consent to Service of Process

Concurrently with the filing of this Registration Statement, the Registrant is filing with the Commission a written irrevocable consent and power of attorney on Form F-X.

Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registration statement.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-10 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, Canada, on this 31st day of October, 2013.

BARRICK GOLD CORPORATION

By:	/s/ Sybil E. Veenman
	Name:	Sybil E. Veenman
	Title:	Senior Vice President and General Counsel

POWERS OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of Sybil E. Veenman, Ammar Al-Joundi and Deni Nicoski as his or her true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by or on behalf of the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Jamie C. Sokalsky Jamie C. Sokalsky	President, Chief Executive Officer and Director (Principal Executive Officer)	October 31, 2013

/s/ Ammar Al-Joundi Ammar Al-Joundi	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	October 31, 2013

/s/ Michael S. Lepore Michael S. Lepore	Vice President and Controller (Principal Accounting Officer)	October 31, 2013

/s/ Peter Munk Peter Munk	Chairman and Director	October 31, 2013

/s/ John L. Thornton John L. Thornton	Co-Chairman and Director	October 31, 2013

/s/ C. William D. Birchall C. William D. Birchall	Vice Chairman and Director	October 31, 2013

/s/ Howard L. Beck Howard L. Beck	Director	October 31, 2013

/s/ Donald J. Carty Donald J. Carty	Director	October 31, 2013

/s/ Gustavo A. Cisneros Gustavo A. Cisneros	Director	October 31, 2013

/s/ Robert M. Franklin Robert M. Franklin	Director	October 31, 2013

/s/ Brett Harvey J. Brett Harvey	Director	October 31, 2013

/s/ Dambisa Moyo Dambisa Moyo	Director	October 31, 2013

/s/ Brian Mulroney The Right Honourable Brian Mulroney	Director	October 31, 2013

/s/ Anthony Munk Anthony Munk	Director	October 31, 2013

/s/ Steven J. Shapiro Steven J. Shapiro	Director	October 31, 2013

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the undersigned has signed this Registration Statement, solely in its capacity as the duly authorized representative of Barrick Gold Corporation in the United States, in the City of Toronto, Province of Ontario, Canada, on this 31st day of October, 2013.

BARRICK GOLDSTRIKE MINES INC. (Authorized U.S. Representative)

By:	/s/ Faith T. Teo
	Name:	Faith T. Teo
	Title:	Secretary

EXHIBIT INDEX

Exhibit	Description

3.1**	Underwriting Agreement between Barrick and the underwriters named therein.

4.1	The annual information form dated as of March 28, 2013, for the year ended December 31, 2012 (incorporated by reference to Exhibit 99.1 to Barrick’s Form 40-F, (Commission File No. 001-09059) filed with the Commission on March 28, 2013 (the “Form 40-F”)).

4.2	The annual audited consolidated financial statements for the year ended December 31, 2012, including consolidated balance sheets as at December 31, 2012 and December 31, 2011 and the consolidated statements of income, comprehensive income, cash flow and changes in equity for each of the years in the two-year period ended December 31, 2012, and related notes (the “Audited Financial Statements”), together with the independent auditors’ report thereon (incorporated by reference to Exhibit 99.3 to the Form 40-F).

4.3	Management’s discussion and analysis in respect of the Audited Financial Statements (incorporated by reference to Exhibit 99.4 to the Form 40-F).

4.4	The management proxy circular dated March 18, 2013, in connection with the annual meeting of Barrick’s shareholders held on April 24, 2013 (incorporated by reference to Exhibit 99.1 to Barrick’s Form 6-K (Commission File No. 001-09059), furnished to the Commission on March 26, 2013).

4.5	The interim unaudited consolidated financial statements of Barrick for the three- and nine-months ended September 30, 2013, including consolidated balance sheets as at September 30, 2013 and December 31, 2012, the consolidated statements of income, comprehensive income and cash flow for each of the three- and nine-month periods ended September 30, 2013 and September 30, 2012, and consolidated statement of changes in equity for the nine-month periods ended September 30, 2013 and September 30, 2012, and related notes (the “Interim Financial Statements”) (incorporated by reference to Exhibit 99.1 to Barrick’s Form 6-K (Commission File No. 001-09059), furnished to the Commission on October 31, 2013).

4.6	Management’s discussion and analysis in respect of the Interim Financial Statements (incorporated by reference to Exhibit 99.1 to Barrick’s Form 6-K (Commission File No. 001-09059), furnished to the Commission on October 31, 2013).

4.7	The material change report dated May 13, 2013, regarding the pricing and closing of the sale of $650 million aggregate principal amount of 2.50% notes due 2018 and $1.5 billion aggregate principal amount of 4.10% notes due 2023 of Barrick , as well as the sale of $850 million aggregate principal amount of 5.75% notes due 2043 of Barrick North America Finance LLC (incorporated by reference to Exhibit 99.1 to Barrick’s Form 6-K (Commission File No. 001-09059), furnished to the Commission on May 13, 2013).

4.8	The material change report dated May 17, 2013, regarding the announcement of an agreement in principle between Pueblo Viejo Dominicana Corporation and the Government of the Dominican Republic, concerning amendments to the Pueblo Viejo Special Lease Agreement (incorporated by reference to Exhibit 99.1 to Barrick’s Form 6-K (Commission File No. 001-09059), furnished to the Commission on May 17, 2013).

4.9	The material change report dated June 3, 2013, regarding the receipt by Barrick of a resolution from Chile’s Superintendencia del Medio Ambiente (Chile’s environmental agency) that requires Barrick to complete Pascua-Lama’s water management system in accordance with the project’s environmental permit before resuming construction activity in Chile, as well as the imposition of an administrative fine for deviations from certain requirements of the project’s Chilean environmental approval (incorporated by reference to Exhibit 99.1 to Barrick’s Form 6-K (Commission File No. 001-9059), furnished to the Commission on June 3, 2013).

4.10	The material change report dated July 5, 2013, regarding updates to the Pascua-Lama project in Chile and Argentina with respect to construction re-sequencing, capital expenditures and impairment testing (incorporated by reference to Exhibit 99.1 to Barrick’s Form 6-K (Commission File No. 001-09059), furnished to the Commission on July 5, 2013).

5.1*	Consent of PricewaterhouseCoopers LLP.

5.2*	Consent of Davies Ward Phillips & Vineberg LLP.

5.3*	Consent of Robert Krcmarov.

5.4*	Consent of Rick Sims.

5.5*	Consent of David Londono.

5.6*	Consent of Steven Haggarty.

6.1	Powers of Attorney (included on the signature pages of this Registration Statement on Form F-10).

*	Filed herewith
**	To be filed by amendment